EXHIBIT 12.1
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Six months ended
	2000	2001	2002	2003	2004	June 30, 2005

Fixed Charges and Preferred
Stock Dividends:

Interest	$ 119	$ 96	$ 83	$ 78	$ 71	$ 35

Interest portion of annual rentals	3	3	2	2	2	1

Total fixed charges	122	99	85	80	73	36

Preferred stock dividends (1)	13	11	9	9	8	4

Combined fixed charges and preferred stock
dividends for purpose of ratio	$ 135	$ 110	$ 94	$ 89	$ 81	$ 40

Earnings:

Pretax income from continuing operations	$ 295	$ 324	$ 300	$ 488	$ 361	$ 137

Total fixed charges (from above)	122	99	85	80	73	36

Less: interest capitalized	3	1	1	1	1	0

Total earnings for purpose of ratio	$ 414	$ 422	$ 384	$ 567	$ 433	$ 173

Ratio of earnings to combined fixed charges
and preferred stock dividends	3.07	3.84	4.09	6.37	5.35	4.33

(1) In computing this ratio, "Preferred stock dividends" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods